Provident Energy Announces Intent to Pursue U.S. IPO

NEWS RELEASE NUMBER 13-06	May 12, 2006

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced that its subsidiary company, BreitBurn Energy Partners L.P., has filed a Form S-1 registration statement with the U.S. Securities and Exchange Commission in order to pursue an initial public offering of a master limited partnership (the “Partnership”), in which Provident will own approximately 96 percent of the General Partner and over 65 percent of the limited partnership units. BreitBurn will transfer approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. BreitBurn will retain its remaining producing properties, located primarily in the West Pico and Orcutt fields, in its existing 96 percent owned subsidiary. Provident will continue to control the Partnership. Through its ownership in the existing private entity, Provident will also continue to own and control the assets believed to have significant development opportunities remaining.

The Form S-1 registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A copy of the written prospectus for the offering may be obtained when it becomes available by contacting RBC Capital Markets Corporation, 60 South 6th Street, 17th Floor, Minneapolis, MN 55402 (phone number: (612) 371-2818 or fax number: (612) 371-2837).

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. The completion of the offering is dependent upon numerous factors including market conditions. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com